For Immediate Release

From:
Ameritrans Capital Corporation
For more information Contact:
Gary C. Granoff
(800) 214-1047

Ameritrans Announces Special Meeting of Shareholders

New York, NY, August 1, 2008 – Ameritrans Capital Corporation (NASDAQ: AMTC, AMTCP) today announced it has scheduled a Special Meeting of Shareholders to be held Tuesday, August 26, 2008, at 10:00 a.m., at the law offices of Stursberg and Associates, LLC in New York City, to vote on the approval of the sale by Ameritrans of assets that may constitute, substantially all of the assets of the Company pursuant to a loan purchase agreement among the Company, Medallion Financial Corp. and Medallion Bank. The Board of Directors of Ameritrans, subject to applicable law and regulation, may also consider and act upon such other matters as may properly come before the meeting or any adjournment thereof. Definitive proxy materials will be mailed to shareholders on or about August 4, 2008.

The Company filed a definitive proxy statement with the SEC on August 1, 2008. Investors and security holders are urged to read these materials and any other relevant materials filed by the Company with the SEC because they contain important information about Ameritrans and the proposal to be presented at the Special Meeting of Shareholders. Investors and security holders may obtain a free copy of these materials when they become available, as well as other materials filed with the SEC concerning the Company at the SEC's website, http://www.sec.gov.

Ameritrans Capital Corporation, its respective board members and executive officers, other members of management, and employees may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with this proposal. Information about the board members and executive officers of the Company, their ownership of the Company's securities and the interests of such participants is set forth in the definitive proxy statement and other statements filed with the SEC concerning the Company.

Ameritrans Capital Corporation is an internally managed, closed-end investment company that has elected to be regulated as a business development company ("BDC") under the Investment Company Act of 1940, as amended. Ameritrans originates, structures and manages a portfolio of medallion loans, secured business loans, middle market corporate loans and selected equity securities. Ameritrans' wholly owned subsidiary Elk Associates Funding Corporation is licensed by the United States Small Business Administration as a Small Business Investment Company (SBIC) in 1980. The Company maintains its offices at 747 Third Avenue, 4th Floor, New York, NY 10017.

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This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those presently anticipated

or projected. Ameritrans Capital Corporation cautions investors not to place undue reliance on forward-looking statements, which speak only as to management's expectations on this date.